UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: November 5, 2010
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           .

Information Contained in this Report on Form 6-K
Attached hereto is a copy of the Notice of 2010 Annual Meeting of Shareholders and Proxy Statement of NewLead Holdings Ltd. dated November 5, 2010 for the 2010 Annual Meeting of Shareholders to be held on November 24, 2010.

November 5, 2010

Dear Shareholder,

We cordially invite you to attend our 2010 annual meeting of shareholders to be held at 11:00 a.m. on Wednesday, November 24, 2010, at NewLead’s offices, 83 Akti Miaouli & Flessa Street, Piraeus, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about NewLead Holdings Ltd. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Michail S. Zolotas
Chief Executive Officer

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS

November 5, 2010

TIME: 11:00 a.m.

DATE: November 24, 2010

PLACE: 83 Akti Miaouli & Flessa Street, Piraeus, Greece

PURPOSES:

1.	To elect three Class III directors, whose terms will expire in 2013.

2.	To ratify the appointment of PricewaterhouseCoopers as the company’s auditors for the fiscal year ending December 31, 2010.

3.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of NewLead Holdings Ltd. common shares at the close of business on November 3, 2010. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Kallifidas
Secretary

NEWLEAD HOLDINGS LTD.
83 AKTI MIAOULI & FLESSA STR.
185 38 PIRAEUS GREECE
(011) 30 213 014-8600

PROXY STATEMENT FOR
NEWLEAD HOLDINGS LTD.

2010 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
NOVEMBER 24, 2010

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because NewLead Holdings Ltd.’s Board of Directors is soliciting your proxy to vote at the 2010 annual meeting of shareholders and any adjournments of the meeting to be held at 11:00 a.m. on Wednesday, November 24, 2010, at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Shareholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 5, 2010, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all shareholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2009 Annual Report, which includes our financial statements for the fiscal year ended December 31, 2009. You can also find a copy of our 2009 Annual Report on Form 20-F on the Internet through the SEC’s electronic data system called EDGAR at www.sec.gov or on our website at www.newleadholdings.com.

Who Can Vote?

Only shareholders who owned NewLead Holdings Ltd. common shares at the close of business on November 3, 2010 are entitled to vote at the annual meeting. On this record date, there were 7,327,934 NewLead Holdings Ltd. common shares outstanding and entitled to vote. NewLead Holdings Ltd. common shares are our only class of voting stock.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A shareholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any shareholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common share of NewLead Holdings Ltd. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Computershare, or if you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class III directors; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2010.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying NewLead Holdings Ltd.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class III director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class III directors. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote

Proposal 2: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our shareholders to select our independent auditors. However, if our shareholders do not ratify the selection of PricewaterhouseCoopers as our independent auditors for 2010, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of our outstanding common shares is necessary to constitute a quorum at the meeting. Votes of shareholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

The company has seven directors on the Board of Directors, which is divided into three classes. As provided in NewLead Holdings Ltd.’s Memorandum and Articles of Association, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of three Class III Directors expires at the Annual Meeting. Accordingly, the Board of Directors has nominated Spyros Gianniotis, Apostolos I. Tsitsirakis, Panagiotis Skiadas, each of whom is a Class III Director, for election as directors whose term would expire at NewLead Holdings Ltd.’s 2013 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class III Directors to NewLead Holdings Ltd.’s Board of Directors

Information concerning the nominees for NewLead Holdings Ltd.’s Class III Directors is set forth below:

Name	Age	Position

Spyros Gianniotis	50	Class III Director
Apostolos I. Tsitsirakis	42	Class III Director
Panagiotis Skiadas	39	Class III Director

Spyros Gianniotis

Director

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 23 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead Holdings Ltd.’s Board of Directors in October 2009.

Apostolos I. Tsitsirakis

Director

Apostolos I. Tsitsirakis has long worked within the maritime industry in both London and Piraeus. He is the founder and currently serves as President of Maritime Capital Management Ltd., a private consulting and management firm with particular emphasis on shipping and international oil business. From 1997 to 2003, Mr. Tsitsirakis was affiliated with a family ship-owning and management company where he held the position of Director of Marine Operations. Mr. Tsitsirakis has served on the Board of Directors of Aegean Marine Petroleum Inc., and has participated as a partner and investor in Fleet Acquisition LLC, the fleet acquisition company that formed Genco Shipping. Mr. Tsitsirakis received an MBA from Webster University in London. He joined Newlead Holdings Ltd.’s Board of Directors in October 2009.

Panagiotis Skiadas

Director

Panagiotis Skiadas has served as a member of NewLead Holdings Ltd.’s Board of Directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006,

Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SPYROS GIANNIOTIS, APOSTOLOS I. TSITSIRAKIS, PANAGIOTIS SKIADAS AS CLASS III DIRECTORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

AUDITORS

(Notice Item 2)

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers, auditors, as NewLead Holdings Ltd.’s independent auditors for the fiscal year ending December 31, 2010. The Board of Directors proposes that the shareholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2009.

PricewaterhouseCoopers has advised NewLead Holdings Ltd. that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with the company during the past three years other than in its capacity as the company’s independent auditors.

All services rendered by the independent auditors are subject to review by NewLead Holdings Ltd.’s Audit Committee.

In the event the shareholders do not ratify the appointment of PricewaterhouseCoopers as NewLead Holdings Ltd.’s auditors, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Annual Meeting is required to ratify the appointment of the auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS AUDITORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Kallifidas
Secretary

November 5, 2010

NEWLEAD HOLDINGS LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS NOVEMBER 24, 2010
NEWLEAD HOLDINGS LTD.’S BOARD OF DIRECTORS SOLICITS THIS PROXY
          The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 5, 2010 in connection with the Annual Meeting of Shareholders to be held at 11:00 a.m. on Wednesday November 24, 2010 at 83 Akti Miaouli & Flessa Street, Piraeus, Greece and hereby appoints Michail S. Zolotas and Allan L. Shaw, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all Common Shares of NewLead Holdings Ltd. registered in the name provided in this Proxy that the undersigned is entitled to vote at the 2010 Annual Meeting of Shareholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.
          This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of Directors and FOR Proposal 2.
          In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
          If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.
1.	Election of Class III Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Spyros Gianniotis, Apostolos I. Tsitsirakis, Panagiotis Skiadas as Class III Directors of NewLead Holdings Ltd., whose terms will expire in 2013.

Spyros Gianniotis	☐ FOR	☐ WITHHOLD VOTE	Apostolos I. Tsitsirakis	☐ FOR	☐ WITHHOLD VOTE

Panagiotis Skiadas	☐ FOR	☐ WITHHOLD VOTE
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

2.	Proposal to ratify the appointment of PricewaterhouseCoopers as NewLead Holdings Ltd.’s auditors for the fiscal year ending December 31, 2010.

☐ FOR	☐ AGAINST	☐ ABSTAIN

☑	Please mark votes as in this example.

The Board of Directors recommends a vote FOR Proposals 1 and 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:	Date

Signature:	Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE!

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2010

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer